

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 14, 2009

Via U.S. Mail and Facsimile

Mr. R.H. Dillon
President and Chief Executive Officer
Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, OH 43215

> Re: **Diamond Hill Investment Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A filed on April 9, 2009**
> **File No. 000-24498**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note it appears that Mr. Eriksen informed the board that he was nominating two persons to the board on April 2, 2009, so it appears that Diamond Hill was aware of the participants' intent to nominate directors at the annual meeting. It appears that Diamond Hill should have filed its proxy statement in preliminary form. See Rule 14a-6(a) and Telephone Interpretation G.2. in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please explain

supplementally why you believe the company was eligible to file its proxy statement in definitive form under Rule 14a-6(a)(1) when the staff has stated publicly that it is inconsistent with Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition.

2.   We note that Cedar Creek Partners LLC has filed a Schedule 14A to solicit proxies for the purpose of electing its own partial slate of directors to your board at your upcoming annual meeting. Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition, as the existence of alternative nominees is material to security holders' voting decisions. Please file a supplement to your Schedule 14A (tagged as a "DEFR14A") addressing this contest including, for example, the disclosure required pursuant to Items 4(b) and 5(b) of Schedule 14A.

* * * * *

Please amend your filing in response to these comments. Clearly and precisely mark the changes to the filing effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Chambre Malone at (202) 551-3262 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Cc: Jason L. Hodges , Esq. (via facsimile to (513) 852-7857)
        Vorys, Sater, Seymour and Pease LLP
        221 East Fourth Street, Suite 2000, Atrium Two
        Cincinnati, OH 45201-0236